CERTIFICATE OF NOTIFICATION

                                    Filed by

                              GEORGIA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997,
February 5, 1997 and June 10, 1997 in the matter of File No.
70-8461.

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Georgia  Power  Company (the  "Company")  hereby  certifies to said  Commission, pursuant to Rule 24, as follows with respect to the transactions described particularly in Amendment No. 9 (Post-Effective No. 6) and Amendment No. 15 (Post-Effective No. 12) herein:

         1. On June 11, 1997, the issuance and sale by Georgia Power Capital Trust III (the "Trust"), a Delaware business trust, of 7,570,000 of its 7.75% Cumulative Quarterly Income Preferred Securities (Liquidation amount $25 per Preferred Security) and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $195,103,100 aggregate principal amount of its Series C 7.75% Junior Subordinated Notes (the "Junior Subordinated Notes") due March 31, 2037, pursuant to the First Supplemental Indenture dated as of June 11, 1997, supplementing the Subordinated Note Indenture dated as of June 1, 1997, between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of June 1, 1997, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4.       Filed herewith are the following exhibits:

        Exhibit A - Copy of the  prospectus  with  respect  to the  Trust
                    Preferred   Securities,   dated   June   5,   1997.   (Filed
                    electronically June 10, 1997, in File Nos. 333-28189 and 333-28189-01.)

        Exhibit B - Underwriting  Agreement dated June 5, 1997. (Designated in
                    Form 8-K dated June 5, 1997, File No. 1-6468, as Exhibit 1.)

        Exhibit C - Amended and Restated Trust  Agreement  dated as of June 1,
                    1997.

        Exhibit D - Subordinated  Note  Indenture  dated  as of June 1,  1997 between the Company and The Chase Manhattan Bank, as trustee.

        Exhibit E - First  Supplemental  Indenture  to the  Subordinated  Note
                    Indenture dated as of June 11, 1997, between the Company and The Chase Manhattan Bank, as trustee.

        Exhibit F - Guarantee  Agreement,  dated  as of  June 1,  1997,  with respect to Trust Preferred Securities.

        Exhibit G - Opinion of Troutman Sanders LLP dated June 18, 1997.




Dated     June 18, 1997               GEORGIA POWER COMPANY



                                      By       /s/Wayne Boston
                                                     Wayne Boston
                                                  Assistant Secretary